Mail Stop 4561

March 15, 2007

Mr. John P. Gorst
Chief Executive Officer
Gottaplay Interactive, Inc.
3226 Rosedale Street, Suite 200
Gig Harbor, WA 98335

  Re: Gottaplay Interactive, Inc.
    Form 10-KSB/A for the Fiscal Year Ended September 30, 2006
    File No. 000-50806

Dear Mr. Gorst:

  We have reviewed the above referenced filing and your response letter dated February 23, 2007 and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB/A

Notes to the Consolidated Financial Statements

Revenue Recognition and Deferred Revenues

ISP Division, page F-10

1. We note your response to prior comment number 3, including your revised ISP and digital video services division revenue recognition policy and we reissue a portion of the comment. Explain the types of products that are shipped in connection with your ISP division sales. In this respect, explain whether these products are delivered at the beginning of the arrangement to allow your customers to enable them to obtain internet

service. If so, tell us why you believe that delivery of this product represents to culmination of an earnings process. Please clarify how your accounting complies with Section A.3.f of SAB Topic 13.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, _in writing_, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Christopher White, Senior Staff Accountant, at (202) 551-3461 or me at (202) 551-3488 if you have any questions regarding our comments on the financial statements and related matters.

Sincerely,

Stephen Krikorian
Accounting Branch Chief